SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 4

FORTIVE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

34959J108

(CUSIP Number of Class of Securities)

Daniel B. Kim, Esq.

Vice President – Associate General Counsel and Secretary

6920 Seaway Blvd

Everett, WA 98203

(425) 446-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas W. Greenberg, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Thomas E. Dunn, Esq. Cravath, Swaine & Moore LLP 825 8th Ave New York, New York 10019 (212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,423,625,000(1)	$177,241.31(2)

(1)

Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock of Altra Industrial Motion Corp., into which the shares of common stock (“Newco common stock”) of Stevens Holding Company, Inc. (“Newco”) will be converted, as reported on the NASDAQ Global Market on August 21, 2018, which amount represents the aggregate value of the shares of common stock of Fortive Corporation to be acquired in the exchange offer described in Newco’s Registration Statement on Form S-4/S-1, which was filed on May 8, 2018 (Registration No. 333-224754), Amendment No. 1 to Newco’s Registration Statement on Form S-4/S-1, which was filed on June 21, 2018, Amendment No. 2 to Newco’s Registration Statement on Form S-4/S-1, which was filed on July 20, 2018, Amendment No. 3 to Newco’s Registration Statement on Form S-4/S-1, which was filed on August 10, 2018, and Amendment No. 4 to Newco’s Registration Statement on Form S-4/S-1, which was filed on August 27, 2018, and calculated as set forth therein, relating to the transactions described in this Schedule TO (collectively, the “Newco Form S-4/S-1”), assuming the offer is fully subscribed.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, in connection with the Newco Form S-4/S-1, as set forth therein.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $178,330.69	Filing Party: Altra Industrial Motion Corp.
Form or Registration No.: Form S-4 (Registration No. 333-224750)	Date Filed: May 8, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Fortive Corporation (“Fortive”) with the Securities and Exchange Commission (the “SEC”) on August 28, 2018, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Issuer Tender Offer Statement, filed with the SEC on September 5, 2018, September 14, 2018 and September 24, 2018, respectively (as so amended, the “Schedule TO”).

This Schedule TO relates to the offer by Fortive to exchange all shares of common stock, par value $0.01 per share (“Newco common stock”), of Stevens Holding Company, Inc. (“Newco”) for shares of common stock, par value $0.01 per share, of Fortive (“Fortive common stock”) that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below).

Promptly following consummation of the Exchange Offer, a wholly-owned subsidiary of Altra Industrial Motion Corp. (“Altra”) named McHale Acquisition Corp., a Delaware corporation (“Merger Sub”), will be merged with and into Newco, whereby the separate corporate existence of Merger Sub will cease and Newco will continue as the surviving company (the “Merger”). In the Merger, each outstanding share of Newco common stock (except for shares of Newco common stock held by Fortive, Newco, Altra or Merger Sub) will be converted into the right to receive one share of common stock, par value $0.001 per share, of Altra (“Altra common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated August 28, 2018 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which were previously filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”).

In connection with the Exchange Offer, Newco has filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-224754) (the “Registration Statement”) to register the shares of Newco common stock offered in exchange for shares of Fortive common stock tendered in the Exchange Offer. Altra has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-224750) to register the shares of Altra common stock into which shares of Newco common stock will be converted in the Merger.

This Amendment No. 4 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

The Exchange Offer expired at 8:00 a.m., New York City time, on September 26, 2018. Based on a preliminary count by the exchange agent as of the expiration time, approximately 128,941,860 shares of Fortive common stock were tendered for exchange, including 61,048,910 shares that were tendered by notice of guaranteed delivery and an estimated 1,044,987 shares tendered by odd-lot shareholders (excluding certain plan participants in Fortive savings plans). Because the Exchange Offer is oversubscribed, Fortive intends to accept only a portion of the number of shares of Fortive common stock that were tendered (except for tenders of odd–lots), on a pro rata basis in proportion to the number of shares tendered. Fortive intends to accept for exchange 15,824,931 shares of Fortive common stock in exchange for 35,000,000 shares of Newco common stock held by Fortive. Based on the preliminary results, if all shares tendered by notice of guaranteed delivery are delivered under the terms of the Exchange Offer, the estimated preliminary proration factor applied to tendered shares of Fortive common stock (i.e., the percentage of tendered shares that will be accepted) is approximately 11.56%. The preliminary proration factor is subject to change. Fortive will not be able to determine the final proration factor until the delivery of shares of Fortive common stock tendered by guaranteed delivery is completed, which Fortive expects to be at 8:00 a.m., New York City time, on September 28, 2018. Fortive will publicly announce the final proration factor after it has been determined, which may be different from this preliminary estimate.

On September 26, 2018, Fortive issued a press release announcing the preliminary results of the Exchange Offer, a copy of which is attached as Exhibit (a)(4)(xxv) hereto and is incorporated herein by reference.

Item 12.

Exhibits Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(4)(xxiv)

Text of the website that is being maintained in connection with the Exchange Offer, updated on September 25, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on September 25, 2018)

(a)(4)(xxv)	Press release, dated September 26, 2018 (incorporated by reference to Fortive’s Form 425 filed with the Securities and Exchange Commission on September 26, 2018)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORTIVE CORPORATION

By:	/s/ Daniel B. Kim
Name: Daniel B. Kim Title: Vice President – Associate General Counsel and Secretary

Dated: September 26, 2018